


                      CapMAC Holdings Inc. and Subsidiaries
                 Statement Re Computation of Per Share Earnings

                (Dollars in thousands, except Per Share Amounts)



                                                                     Three Months Ended        Six Months Ended
                                                                           June 30                 June 30
                                                                        1996       1995         1996       1995
                                                                    --------------------      ------------------
Modified Treasury Stock Method E.P.S. - Primary

Net Income ........................................................ $   8,335     4,481    $  18,235      8,323
Savings (Expense) on Debt Prepayment ..............................         0       (29)           0         88
Compensation Expense ..............................................         0        43            0         86
Interest Earned on Investments ....................................         0         8            0          4
                                                                      -------   -------     --------    -------
Adjusted Net Income ...............................................     8,335     4,503       18,235      8,501
- -------------------------------------------------------------------   -------   -------     --------    -------
Average number of common shares outstanding .......................    15,509    11,777       15,499     11,759
Incremental Common Shares .........................................     2,159     1,964        2,115      1,964
Fully Diluted number of Shares ....................................    17,668    13,741       17,614     13,723
Earnings per share assuming full dilution ......................... $    0.47      0.33    $    1.04       0.62
- -------------------------------------------------------------------   -------   -------     --------    -------

As of June 30, 1996 approximately 4,530,400 stock options and warrants had been granted and were outstanding. Based upon various exercise prices, the total consideration for the common stock equivalents will be approximately $62.8 million. Using the Modified Treasury Stock method, it is assumed that the proceeds from the exercised common stock equivalents would be used to purchase up to 20% of the outstanding shares using an average market value of $26.02 per share for six months ended June 30, 1996. The dilution would be the equivalent of approximately 2,115,400 shares.

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